

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 31, 2023

Mirta Negrini
Chief Financial Officer
Dolphin Entertainment, Inc.
150 Alhambra Circle, Suite 1200
Coral Gables, FL 33134

> **Re: Dolphin Entertainment, Inc.**
> **Registration Statement on Form S-3**
> **Filed July 25, 2023**
> **File No. 333-273431**

Dear Mirta Negrini:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Rucha Pandit at (202) 551-6022 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Erin Fogarty